UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.5)*

QIWI plc
(Name of Issuer)

American Depositary Shares, each representing one Class B Ordinary Share, having a nominal value of €0.0005 per share
(Title of Class of Securities)

74735M108
(CUSIP Number)

Alexander Tarabrin
2/4 Letnikovskaya Street, 115114, Moscow, Russia
+7 (495) 232-03-00
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons Otkritie Holding JSC[1]
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Russian Federation
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,848,069[2]
	8.	Shared voting power 5,642,201[3]
	9.	Sole dispositive power 3,848,069
	10.	Shared dispositive power 5,642,201
11.	Aggregate amount beneficially owned by each reporting person 9,490,270
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 21.05%[4]
14.	Type of reporting person (see instructions) CO

1	Otkritie Holding JSC is a joint stock company organized under the laws of Russian Federation (“Otkritie Holding”).
2
Based on 5,593,041 Class B ordinary shares acquired by Otkritie Investments Cyprus Limited (“OICL”) pursuant to a subscription agreement, dated May 14, 2015 (the “Subscription Agreement”), by and among QIWI plc (“QIWI” or the “Issuer”), OICL and Otkritie Holding, and converted by OICL and Otkritie Holding into the ADSs, minus 1,434,309 ADSs representing Class B ordinary shares disposed pursuant to an over-the-counter equity repurchase transaction.

3
ADSs representing Class B ordinary shares held by OICL and Public Joint-Stock Company «Bank Otkritie Financial Corporation» (“Bank Otkritie”), which are indirect wholly-owned subsidiaries of Otkritie Holding.

4
Based on 45,080,461 Class B ordinary shares outstanding as of March 17, 2017, as disclosed by QIWI in its Annual Report on Form 20-F. The 9,490,270 Class B shares referred to above represent approximately 15.66% of the total outstanding share capital of the Issuer, based on 60,597,034 Class A and Class B ordinary shares outstanding as of March 17, 2017, as disclosed by QIWI in its Annual Report on Form 20-F.

1.	Names of reporting persons Otkritie Investments Cyprus Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Republic of Cyprus
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 142,201
	8.	Shared voting power 0
	9.	Sole dispositive power 142,201
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 9,490,270
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 21.05%[5]
14.	Type of reporting person (see instructions) CO

5
Based on 45,080,461 Class B ordinary shares outstanding as of March 17, 2017, as disclosed by QIWI in its Annual Report on Form 20-F. The 9,490,270 Class B shares referred to above represent approximately 15.66% of the total outstanding share capital of the Issuer, based on 60,597,034 Class A and Class B ordinary shares outstanding as of March 17, 2017, as disclosed by QIWI in its Annual Report on Form 20-F.

1.	Names of reporting persons Public Joint-Stock Company «Bank Otkritie Financial Corporation»
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Russian Federation
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 5,500,000
	8.	Shared voting power 0
	9.	Sole dispositive power 5,500,000
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 9,490,270
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 21.05%[5]
14.	Type of reporting person (see instructions) CO

5
Based on 45,080,461 Class B ordinary shares outstanding as of March 17, 2017, as disclosed by QIWI in its Annual Report on Form 20-F. The 9,490,270 Class B shares referred to above represent approximately 15.66% of the total outstanding share capital of the Issuer, based on 60,597,034 Class A and Class B ordinary shares outstanding as of March 17, 2017, as disclosed by QIWI in its Annual Report on Form 20-F.

Explanatory Note:

This Amendment No. 5 to Schedule 13D (the “Amendment”) is filed by Otkritie Holding JSC, Otkritie Investments Cyprus Limited and Bank Otkritie and to amend the Schedule 13D related to the Class B ordinary shares of QIWI previously filed by OICL with the Securities and Exchange Commission on June 12, 2015 and amended by Amendment No. 1 filed on June 23, 2015, Amendment No. 2 filed on February 27, 2017, Amendment No. 3 filed on May 31, 2017 and Amendment No. 4 filed on June 9, 2017 (as so amended, the “Schedule 13D”). This Amendment is filed to disclose the items contained herein.

Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Schedule 13D reports the acquisition of beneficial ownership of the Class B ordinary shares by OICL from QIWI in connection with the sale by OICL to QIWI of all of the charter capital of CIHRUS, and the subsequent transfer of the Tranche 1 Shares by OICL to Otkritie Holding. The acquisition of beneficial ownership of the Class B ordinary shares reported in initial Schedule 13D by OICL from QIWI was the result of the sale to QIWI of all of the charter capital of CIHRUS. See the Explanatory Note in the initial Schedule 13D, which is incorporated herein by reference. In connection with the acquisition of the Class B ordinary shares, QIWI and OICL entered into a cooperation agreement, dated June 2, 2015 (the “Cooperation Agreement”), pursuant to which they have agreed to strategically cooperate with each other in order to carry out certain joint projects related to certain areas of their respective businesses, including by virtue of establishing a steering committee.

On July 2, 2015, QIWI filed a Form F-3 Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”), for the resale from time to time of ADSs beneficially owned by OICL and Otkritie Holding (the “Form F-3 Registration Statement”). In addition, OICL and Otkritie Holding may transfer ADSs by other means, including in a transaction pursuant to Regulation S under the Securities Act or in a transaction exempt from registration under the Securities Act, including pursuant to Rule 144 thereunder.

Otkritie Holding and OICL deposited the Class B ordinary shares with the depositary for QIWI’s ADS program and received a number of ADSs representing Class B ordinary shares so deposited. OICL subsequently transferred ADSs they beneficially owned to Otkritie Holding. Otkritie Holding may seek to sell ADSs they beneficially own in the ordinary course of their business. There is no assurance that any such resales or other transfers will be made.

Otkritie Holding, OICL and Bank Otkritie expect to enter into repurchase, buy and sell back and other similar transactions with third parties from time to time covering ADSs they beneficially own, and also may loan, pledge, hypothecate or sell ADSs to third parties. Otkritie Holding, OICL and Bank Otkritie intend to continually review their investment in QIWI on the basis of various factors, including QIWI’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for QIWI’s securities in general, as well as other developments and other investment opportunities.  Based upon such review, Otkritie Holding, OICL and Bank Otkritie may, at any time, acquire additional Class B ordinary shares of QIWI in the open market or in privately negotiated transactions, with or without prior notice.  In addition, Otkritie Holding, OICL and Bank Otkritie may engage in discussions with management, the board of directors or shareholders of QIWI, including discussions regarding QIWI’s strategic direction, corporate governance, named executive officer compensation, board of directors representation, extraordinary corporate transactions or other material changes to QIWI’s business or corporate structure.  Otkritie Holding, OICL and Bank Otkritie each reserves its right, based on all relevant factors and subject to applicable law, at any time to review or reconsider its position, change its purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing.

On June 2, 2017, two individuals affiliated with Otkritie Holding, OICL and Bank Otkritie, Mrs. Elena Budnik and Mr. Evgeny Dankevich, were elected as directors of QIWI at the annual general meeting organized in accordance with the Articles of Association of QIWI. Their term as directors started as of June 2, 2017 and will terminate at the next annual general meeting of QIWI.

On June 16, 2017 Otkritie Holding and OICL (the “Offerors”) commenced a tender offer (the “Offer”) to QIWI’s shareholders to purchase up to 24,794,253 outstanding Class B ordinary shares, including Class B ordinary shares represented by ADSs (together, the “Securities”), which, when added to the Securities already held by Otkritie Holding, OICL and their affiliates, would have constituted approximately 63.85% of the outstanding Securities based on 45,080,461 Class B ordinary shares (including Class B ordinary shares represented by ADSs) outstanding as of March 17, 2017, as disclosed in QIWI’s Form 20-F. The Offer was made at a price of $28.00 per Class B ordinary share or ADS and was conditioned upon at least 20,286,207 Class B ordinary shares, including Class B ordinary shares represented by ADSs, being tendered (the “Minimum Condition”), which, when added to the Securities already held by the Offerors and their affiliates, would have constituted approximately 53.85% of the outstanding Securities based on 45,080,461 Class B ordinary shares (including Class B ordinary shares represented by ADSs) outstanding as of March 17, 2017, as disclosed in QIWI’s Form 20-F.

On July 14, 2017 the Offer expired.  As of the expiration of the Offer, 857,702 Class B Shares and 11,680,554 ADSs had been validly tendered pursuant to the Offer and not properly withdrawn. As a result, the Minimum Condition was not satisfied and the Offerors terminated the Offer.  Accordingly, none of the Securities tendered were purchased by the Offerors in the Offer.  Given that the Minimum Condition was not satisfied and the Offer was terminated, the Offerors intend to continue to review their investment in QIWI and may, at any time, acquire additional Securities in the open market or in privately negotiated transactions, with or without prior notice.

On August 4, 2017, Tochka Bank, a small-business focused subsidiary of Otkritie Holding, and QIWI have agreed to jointly distribute products and services for entrepreneurs. In the near future, clients of Tochka Bank will be able to use QIWI’s kiosk network to receive payments from their customers. QIWI Bank will also start offering services for small businesses based on the products, services and processes based on Tochka’s platform.

Except to the extent that the foregoing may be deemed to be a plan or proposal, Otkritie Holding, OICL and Bank Otkritie currently do not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, Otkritie Holding, OICL and Bank Otkritie may, at any time and from time to time, formulate other purposes, plans or proposals regarding QIWI or QIWI’s share capital, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that Otkritie Holding, OICL or Bank Otkritie will take any of the actions set forth above.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See Exhibit A hereto, which is incorporated herein by reference.

(b)	See Exhibit A hereto, which is incorporated herein by reference.

(c)
On August 1 and August 2, 2017, Bank Otkritie purchased 2,200,000 ADSs at a price of $17.71 per ADS, 2,200,000 ADSs at a price of $18.00 per ADS and 1,100,000 ADSs at a price of $19,01 per ADS in three privately negotiated transactions.

(d)
Otkritie Holding OICL, and Bank Otkritie expect to enter into repurchase, buy and sell back and other similar transactions with third parties from time to time covering ADSs they beneficially own, and also may loan, pledge, hypothecate or sell ADSs to third parties. Such third parties may then hold an interest in some or all of Otkritie Holding’s, OICL’s and Bank Otkritie’s ADSs, including the right to receive dividends and other distributions thereon and to sell or transfer such ADSs.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2017

Otkritie Investments Cyprus Limited

/s/ Kristina Khakhulina
Name

Director
Title

Otkritie Holding JSC

/s/ Alexander Tarabrin
Name

General Counsel
Title

Public Joint-Stock Company «Bank Otkritie Financial Corporation»

/s/ Evgeny Dankevich
Name

Chairman of the Management Board
Title

SCHEDULE A

Persons other than Individuals:

Name:	Address of Principal Office and Principal Business	Organisation

Elinova Holding Ltd	Griva Digeni, 105, 1st floor, Flat/Office 102B, 3101, Limassol, Cyprus	Cyprus

Individuals:
Name:	Title/Principal Occupation or Employment	Citizenship

Maria Pitta	Director of Otkritie Investments Cyprus Limited	Cyprus

Androulla Mantoles	Director of Otkritie Investments Cyprus Limited	Cyprus

Kristina Khakhulina	Director of Otkritie Investments Cyprus Limited	Russian Federation

Mikhail Yurievich Nazarychev	Director of Otkritie Investments Cyprus Limited /	Russian Federation

Alexander Kupriyanov	Director of Otkritie Investments Cyprus Limited	Cyprus

Athanasis Neophytou	Director of Elinova Holding Ltd	Cyprus

Christos Neophytou	Director of Elinova Holding Ltd	Cyprus

Mariia Cherviakova	Director of Elinova Holding Ltd	Russian Federation

Alexey Lvovich Karakhan	General Director of Otkritie Holding JSC and Member of the Board of Directors of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Ruben Abelovich Aganbegyan	Member of the Board of Directors of Otkritie Holding JSC and Member of the Board of Directors of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Vadim Stanislavovich Belyaev	Chairman of the Board of Directors of Otkritie Holding JSC	Russian Federation

Kirill Gennadievich Androsov	Member of the Board of Directors of Otkritie Holding JSC	Russian Federation

Olga Vladimirovna Plaksina	Member of the Board of Directors of Otkritie Holding JSC and Member of the Board of Directors of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Dmitry Zakerievich Romaev	Member of the Board of Directors of Otkritie Holding JSC	Russian Federation

Elena Vladimirovna Budnik	Member of the Board of Directors of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Dmitry Valerievich Vasiliev	Independent Member of the Board of Directors of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Evgeny Leonidovich Dankevich	Chairman of the Management Board and Member of the Board of Directors of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Alexander Viktorovich Zelenov	Independent Member of the Board of Directors of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Alexander Vasilievich Murychev	Independent Member of the Board of Directors of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Dmitry Leonidovich Popkov	Member of the Board of Directors of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

The business address for directors of Otkritie Holding JSC and Public Joint-Stock Company «Bank Otkritie Financial Corporation» is Letnikovskaya street, 2, building 4, Moscow, 115114, Russia.

The business address for Maria Pitta, Androulla Mantoles, Kristina Khakhulina, Alexander Kupriyanov is Griva Digeni, 105, 1st floor, Flat/Office 102C, 3101, Limassol, Cyprus.

The business address for Athanasis Neophytou, Christos Neophytou and Mariia Cherviakova is 105, 1st floor, Flat/Office 102B, 3101, Limassol, Cyprus.

Each individual listed in the table above disclaims beneficial ownership of the Class A and/or B ordinary shares that may be beneficially owned by each of the other entities and individuals listed in this Schedule A and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

EXHIBIT A

Item 5(a)&(b) – Interest in Securities of the Issuer

		Class B
		Shares

(a)	Amount Beneficially Owned
	Otkritie Holding JSC	9,490,270
	Elinova Holdings Ltd.	142,201
	Otkritie Investments Cyprus Limited	142,201
	Public Joint-Stock Company «Bank Otkritie Financial Corporation»	5,500,000

(b)	Percent of class
	Otkritie Holding JSC	21.05%
	Elinova Holdings Ltd.	0.33%
	Otkritie Investments Cyprus Limited	0.32%
	Public Joint-Stock Company «Bank Otkritie Financial Corporation»	12.20%

(c)	Number of Shares as to which such person has:
	(i) Sole power to vote or to direct the vote:
	Otkritie Holding JSC	3,848,069
	Elinova Holdings Ltd.	0
	Otkritie Investments Cyprus Limited	142,201
	Public Joint-Stock Company «Bank Otkritie Financial Corporation»	5,500,000

	(ii) Shared power to vote or to direct the vote:
	Otkritie Holding JSC	5,642,201
	Elinova Holdings Ltd.	142,201
	Otkritie Investments Cyprus Limited	0
	Public Joint-Stock Company «Bank Otkritie Financial Corporation»	0

	(iii) Sole power to dispose or to direct the disposition of:
	Otkritie Holding JSC	3,848,069
	Elinova Holdings Ltd	0
	Otkritie Investments Cyprus Limited	142,201
	Public Joint-Stock Company «Bank Otkritie Financial Corporation»	5,500,000

	(iv) Shared power to dispose or to direct the disposition of:
	Otkritie Holding JSC	5,642,201
	Elinova Holdings Ltd	142,201
	Otkritie Investments Cyprus Limited	0
	Public Joint-Stock Company «Bank Otkritie Financial Corporation»	0

Explanatory Note:

Elinova Holding Ltd may be deemed to beneficially own 100% of the ADSs representing Class B ordinary shares beneficially owned by Otkritie Investments Cyprus Limited by virtue of its direct ownership of 100% of the shares in Otkritie Investments Cyprus Limited. Elinova Holding Ltd is a direct wholly-owned subsidiary of Otkritie Holding JSC.

Otkritie Holding JSC may be deemed to beneficially own 100% of the ADSs representing Class B ordinary shares beneficially owned by Public Joint-Stock Company «Bank Otkritie Financial Corporation» by virtue of its direct ownership of 31.64% and indirect ownership of 33.63%, of the shares in Public Joint-Stock Company «Bank Otkritie Financial Corporation».

EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1) UNDER THE
SECURITIES EXCHANGE ACT OF 1934

The undersigned hereby agree as follows:

1.	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

2.
Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: August 4, 2017

Otkritie Investments Cyprus Limited

/s/ Kristina Khakhulina
Name

Director
Title

Otkritie Holding JSC

/s/ Alexander Tarabrin
Name

General Counsel
Title

Public Joint-Stock Company «Bank Otkritie Financial Corporation»

/s/ Evgeny Dankevich
Name

Chairman of the Management Board
Title